MEDIA RELEASE

SMART Announces Proposed Offering of $250.0 Million Senior Secured Notes

CALGARY, Alberta, March 14, 2013 (GLOBE NEWSWIRE) – SMART Technologies Inc. (the “Company”) (NASDAQ:SMT) (TSX:SMA), a leading provider of collaboration solutions, announced today that it intends to offer, subject to market and other customary conditions, up to $250.0 million in aggregate principal amount of new senior secured notes due 2020 (the “notes”) in a private offering. The notes will be co-issued by SMART Technologies ULC and SMART Technologies Finance Inc., each a wholly owned subsidiary of the Company. Initially, the notes will be unconditionally guaranteed (i) on a senior secured basis by the Company and each of the Company’s wholly-owned direct and indirect subsidiaries organized under the laws of the United States that will guarantee the Company’s new revolving credit facility and (ii) on a senior unsecured basis by each of the Company’s wholly-owned direct and indirect subsidiaries organized under the laws of New Zealand that will guarantee the Company’s new revolving credit facility. The notes and the secured guarantees will be secured by a first-priority lien, pari passu (subject to the terms of an intercreditor agreement) with the liens granted to secure the new revolving credit facility, on substantially all of the co-issuers’ and the secured guarantors’ existing and future assets, subject to certain exceptions and customary permitted liens.

We intend to use the net proceeds from the proposed offering, together with cash on hand, to repay all of our outstanding indebtedness under our existing term loan, to pay related fees and expenses and for general corporate purposes.

The notes and related guarantees will be offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The notes and the related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful. Any offers of the notes will be made only by means of a private offering memorandum.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to issuance of the notes and entry into a new revolving credit facility. These statements are based on management’s estimates and assumptions with respect to future events, which include current capital and debt market conditions, our ability to obtain new debt financing on acceptable terms, and whether we will offer the notes or consummate the offering, the anticipated terms of the notes, and the anticipated use of proceeds from the proposed offering, which estimates are believed to be reasonable, though are inherently uncertain and difficult to predict. All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form and in our management’s discussion and analysis for the year ended March 31, 2012, which are included in our Annual Report on Form 40-F.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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For more information, please contact

Investor Relations

SMART Technologies Inc.

Phone +1.877.320.2241

E-mail ir@smarttech.com

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